Exhibit 99.3

Oral Summary of Advance of Funds Agreement

Mr. Lizama, our sole office and director, has agreed to advance the Company funds to meet its obligations including the expenses necessary to stay current with accounting and audit, registration costs, and other cost that occur until the potentially six months that the offering will continue.  We anticipate the costs of these obligations could total approximately $10,000 and these advances will not be repaid from the raised funds.  While management estimates $10,000 for such costs; there is no maximum amount of funds that Mr. Lizama has agreed to provide.  Mr. Lizama, because he is the sole office and director, and although he has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within his sole discretion to provide such funds.